Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Direct/Indirect Ownership Interest	Names Under Which Subsidiary Does Business
HGE Health Care Solutions, LLC	Delaware	100%	Vapotherm Access
Vapotherm UK Ltd. (formerly Solus Medical Limited)	Scotland	100%	Same as Subsidiary Name
Vapotherm Access Care Management Network, LLC	Delaware	100%	Vapotherm Access
Vapotherm Access Management Services, LLC	Oklahoma	100%	Vapotherm Access
Vapotherm Deutschland GmbH	Frankfurt am Main Germany	100%	Same as Subsidiary Name
Vapotherm Technology Asia PTE. LTD.	Singapore	100%	Same as Subsidiary Name
Vapotherm Holding Company, LLC	Delaware	100%	Vapotherm
Vapotherm Brasil Participaceoes LTDA	Brazil	100%	Same as Subsidiary Name
Vapotherm Mexico, S. de R.L. de C.V.	Mexico	100%	Same as Subsidiary Name